Exhibit 99.1

TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

United Kingdom

(Incorporated and registered in Scotland with registered number SC713098)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in the Company, you should hand this document and all accompanying documents, as soon as possible, to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

5 August 2025

Dear Shareholder,

2025 Annual General Meeting of the shareholders of TC BioPharm (Holdings) plc (the “AGM” or “Meeting”)

We are pleased to provide details of the AGM of TC BioPharm (Holdings) plc (the “Company”) to be held as a physical meeting at 02:00 p.m. British Summer Time on 29 August 2025 at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom. The formal notice of AGM set out in this document (the “Notice of AGM”) contains the shareholder resolutions to be proposed and voted on at the AGM (the “Resolutions”).

We are holding our AGM as a physical meeting of shareholders and are therefore unable to offer shareholders online voting facilities during the AGM. It is important that shareholders do still cast their votes in respect of the business of the AGM. We strongly encourage all shareholders to complete and return a proxy form appointing the Chair of the Meeting, as proxy. Further information on how to appoint a proxy is detailed within the Notice of AGM. In order to allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all resolutions proposed in this Notice of AGM. The results of the voting will be posted on the Company’s website as soon as practicable after the Meeting.

For the purposes of the AGM under our Articles of Association, a quorum will be present if two shareholders of the Company entitled to vote are present in person or by proxy at the Annual General Meeting.

Action to be taken

Ordinary Shareholders

If you are a holder of ordinary shares in the Company, please vote on the resolutions by appointing a proxy in accordance with the instructions set out in the Notice of AGM. A form of proxy for use by ordinary shareholders at the AGM is enclosed.

You are strongly encouraged to appoint the Chair of the AGM as your proxy.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registered office (Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR) marked for the attention of the Company Secretary as soon as possible, but in any event no later than 03:00 p.m. British Summer Time (10:00 a.m. Eastern Standard Time) on 27 August 2025. CREST members who wish to appoint a proxy or give instructions through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.

ADS Holders

In order to exercise your vote as a holder of an interest in the capital of the Company represented by our American Depositary Shares (‘ADSs’), you or your bank, broker or nominee must have been registered as a holder of ADSs in the ADS register maintained by our depositary, The Bank of New York Mellon (“BNYM” or “Depositary”), on 5:00 p.m. Eastern Standard Time on August 1, 2025 (the record date for ADS holders or the ‘ADR Record Date’).

If you held ADSs through a bank, broker or nominee on the ADR Record Date, the ADS voting instruction card will be sent to your broker who should forward this to you. Please reach out to your broker to provide your voting instructions.

Please note that ADS voting instruction cards submitted by ADS holders must be received by BNYM no later than 12:00 pm Eastern Standard Time on August 25, 2025.

ADS holders are the beneficial owners of the Ordinary shares underlying their respective ADSs and therefore BNYM (as the Company’s depositary) shall attend the AGM (either in person or by proxy) in order to vote the underlying Ordinary shares on behalf of the ADS holders in accordance with the ADS voting instructions cards which it has received from ADS holders. One ADS represents 4,000 of our Ordinary shares.

Recommendation

You will find below an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Board consider that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Board unanimously recommend that shareholders vote in favour of the resolutions.

Thank you for your ongoing support of TC BioPharm.

Arlene Morris

Chair

2

TC BioPharm (Holdings) plc

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

Registered Company No. SC713098

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 29, 2025

NOTICE is hereby given that the annual general meeting of the shareholders of TC BioPharm (Holdings) plc (the “Annual General Meeting”), a public limited company incorporated under the laws of Scotland (referred to herein as the “Company,” “we,” “us” and “our”), will be held as a physical meeting on August 29, 2025 at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, United Kingdon ML1 4WR to consider and, if thought fit, to pass the following resolutions, which in the case of Resolutions 1 and 2 will be proposed as ordinary resolutions and in the case of Resolutions 3, 4 and 5 will be proposed as special resolutions.

ORDINARY RESOLUTIONS

1	THAT the Company’s annual report and audited financial statements for the year ended December 31, 2024 (the “2024 U.K. Annual Report”) are received.

2	THAT the Directors’ Remuneration Report for the year ended December 31, 2024, which is set forth in the 2024 U.K. Annual Report is received.

3	THAT Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, are re-appointed to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

4	THAT the Audit Committee is authorized to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2025.

5	THAT each of the ordinary shares of £0.0001 each in the capital of the Company be and are hereby subdivided and reclassified into 1 ordinary share of £0.000001 and 1 B deferred share (B Deferred Share) of £0.000099 each in the capital of the Company such B Deferred Shares to have the rights set out in the new article 7B referred to Resolution 8.

6	THAT, in accordance with s551 of the Companies act 2006 (Act), the directors of the Company or a duly authorised committee of the directors be generally and unconditionally authorised to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £200,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in a general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Act and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

3

SPECIAL RESOLUTIONS

7	THAT, conditional upon Resolution 6 being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 6 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

8	THAT, subject to and conditional upon the passing of Resolution 5, the Articles of Association of the Company be amended by the insertion of a new Article 7B immediately after Article 7A, as follows:

“7B. B Deferred Shares

The B Deferred Shares of £0.000099 each in the capital of the Company (B Deferred Shares) shall have the rights, and shall be subject to the restrictions, set out in this Article 7B (a) to (d) below (inclusive):

(a)	A B Deferred Share:

(i)	does not entitle its holder to receive any dividend or other distribution;

(ii)	does not entitle its holder to receive a share certificate in respect of the relevant shareholding;

(iii)	does not entitle its holder to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;

(iv)	entitles its holder on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each Ordinary Share;

(v)	does not entitle its holder to any further participation in the capital, profits or assets of the Company. The B Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

(b)	The Company may at its option and is irrevocably authorised at any time after the creation of the B Deferred Shares to:

(i)	appoint any person to act on behalf of any or all holder(s) of a B Deferred Share(s), without obtaining the sanction of the holder(s), to transfer any or all of such shares held by such holder(s) for nil consideration to any person appointed by the directors of the Company;

(ii)	without obtaining the sanction of the holder(s), but subject to the Companies Act 2006 and uncertificated securities rules:

(A)	purchase any or all of the B Deferred Shares then in issue and to appoint any person to act on behalf of all holders of B Deferred Shares to transfer and to execute a contract of sale and a transfer of all the B Deferred Shares to the Company for an aggregate consideration of one penny payable to one of the holders of B Deferred Shares to be selected by lot (who shall not be required to account to the holders of the other B Deferred Shares in respect of such consideration); and

(B)	cancel any B Deferred Share without making any payment to the holder.

4

(c)	Any offer by the Company to purchase the B Deferred Shares may be made by the Directors of the Company depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the B Deferred Shares.

(d)	The rights attaching to the B Deferred Shares shall not be, or be deemed to be, varied, abrogated, or altered by:

(i)	the creation or issue of any shares ranking in pari passu with, the B Deferred Shares;

(ii)	the Company reducing its share capital or share premium account;

(iii)	the cancellation of any B Deferred Share without any payment to the holder thereof; or

(iv)	the redemption or purchase of any share, whether a B Deferred Share or otherwise, not by the passing by the members of the Company or any class of members of any resolution, whether in connection with any of the foregoing or for any other purpose, and accordingly no consent thereto or sanction thereof by the holders of the B Deferred Shares, or any of them, shall be required.”

9	THAT, subject to and conditional upon the passing of Resolutions 5 and 8 , the Company be authorised for the purposes of section 694 of the Companies Act 2006 to make one or more off market purchases (as defined in section 693(2) of the Companies Act 2006) of its B Deferred Shares of £0.000099 each in accordance with the terms of the Articles of Association of the Company, as amended in accordance with Resolution 8 above; such power to apply until five years after the date on which this Resolution is passed.

August 5, 2025

BY ORDER OF THE BOARD	Registered Office

/s/	Maxim 1, 2 Parklands Way,
Computershare Company Secretarial Services Limited	Holytown, Motherwell, Scotland
Company Secretary	ML1 4WR, United Kingdom

5

Notes for holders of Ordinary shares

(a) Only those Members registered in the register of members of the Company at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) on August 1, 2025, will be entitled to attend and vote at the AGM in respect of the number of Ordinary shares registered in their name at the time. Changes to entries on the relevant register after that deadline will be disregarded in determining the rights of any person to attend and vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the deadline, the same deadline will also apply for the purpose of determining the entitlement of Members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, then to be so entitled, Members must be entered on the register of members at the time which is 48 hours before the time fixed for the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the notice.

(b) Any Member may appoint a proxy to attend, speak and vote on his/her behalf. A Member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares of the member. A proxy need not be a Member but must attend the Annual General Meeting in person. Proxy forms should be lodged with the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR, marked for the attention of the Company Secretary, not later than 2:00 p.m. British Summer Time on August 27, 2025. Completion and return of the appropriate proxy form does not prevent a Member from attending and voting in person if he/she is entitled to do so and so wishes. The attached proxy statement explains proxy voting and the matters to be voted on in more detail. Please read the proxy statement carefully. For specific information regarding the voting of your Ordinary shares, please refer to the proxy statement under the section entitled “Questions and Answers About Voting”.

(c) Any corporation which is a Member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a Member provided that they do not do so in relation to the same shares.

(d) In the case of joint holders, the vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

(f) As of August 1, 2025 (the record date for ADS holders), the Company’s issued Ordinary share capital consisted of 8,412,215,651 Ordinary shares, carrying one vote each.

(g) Except as set out in the notes to this Notice, any communication with the Company in relation to the AGM, including in relation to proxies, should be sent to the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR, marked for the attention of the Company Secretary. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communicate with the Company for any purpose other than those expressly stated.

(h) Any Member attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question is answered.

6

TC BioPharm (Holdings) plc

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

Registered Company No. SC713098

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON AUGUST 29, 2025

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

We have sent you this proxy statement and the enclosed form of proxy because the Board of Directors (the “Board” or “Board of Directors”) of TC BioPharm (Holdings) plc (referred to herein as the “Company”, “we”, “us” or “our”) is soliciting your proxy to vote at the annual general meeting of shareholders (referred to herein as the “Meeting” or the “AGM”) to be held on August 29, 2025 at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time), at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, United Kingdon ML1 4WR.

●	This proxy statement summarizes information about the resolutions to be considered at the Annual General Meeting and other information you may find useful in determining how to vote.

●	The form of proxy is the means by which any Ordinary shareholders authorize another person to vote their shares in accordance with their instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews. All costs of solicitation of proxies will be covered by us.

We are mailing the Notice of the AGM, this proxy statement and the form of proxy to our Ordinary shareholders of record as of August 1, 2025 (being the latest practicable date before the circulation of this document) for the first time on or about August 5, 2025). We have provided brokers, dealers, bankers, and their nominees, at our expense, with additional copies of our proxy materials so that our record holders can supply these materials to the beneficial owners of our Ordinary shares.

While this document is being sent to our Ordinary shareholders of record, a voting card will be sent to holders of American Depositary Shares (“ADSs”). The voting card contains information about how prints of the materials can be requested. The document is also being circulated as part of a Form 6-K filling.

QUESTIONS AND ANSWERS ABOUT VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy because you are either (i) an Ordinary shareholder of record or (ii) an ADS holder of record, and our Board of Directors is soliciting your proxy to vote at the Annual General Meeting, including at any adjournments or postponements of the Annual General Meeting.

Materials for ADS holders of record (the voting instruction cards) will be mailed on or shortly after August 9, 2025 to all ADS holders, including banks, brokers and nominees, who were registered as holders of ADSs in the ADS register at 5:00 pm Eastern Standard Time on August 1, 2025 (the record date for ADS holders).

Who can vote at the Meeting?

Ordinary shareholders

Only Ordinary shareholders of record registered in the register of members at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) on August 27, 2025 will be entitled to attend and vote at the Annual General Meeting.

7

As of August 1, 2025 (the record date for ADS holders), the Company’s issued Ordinary share capital consisted of 8,412,215,651 Ordinary shares, carrying one vote each.

You are encouraged to appoint the Chair of the Annual General Meeting as your proxy.

If you sell or transfer your Ordinary shares in the Company on or prior to 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) on August 27, 2025, your form of proxy can no longer be used and if submitted (whether before or after you sell or transfer your Ordinary shares) will be treated as invalid. Please pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact the Company Secretary (Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR), to request a new form of proxy for its use.

Beneficial owners of Ordinary shares which are registered in the name of a broker, bank or other agent.

If, on August 5, 2025, your Ordinary shares were held in an account at a brokerage firm, bank or other similar organization and you are the beneficial owner of shares, these proxy materials should be forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual General Meeting. You are encouraged to provide voting instructions to your broker or other agent so that they may submit a proxy.

Holders of American Depositary Shares

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs (one ADS represents 4,000 Ordinary shares) if you or your brokerage firm, bank or nominee was registered as a holder of ADSs in the ADS register maintained by BNYM (the depositary for the Company’s ADS program) as of August 1, 2025 (the record date for ADS holders).

If you held ADSs through a brokerage firm, bank or nominee on August 1, 2025 the ADS voting instructions card will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions.

Please note that ADS voting instructions cards submitted by ADS holders must be received by BNYM no later than 12:00 pm Eastern Standard Time on August 25, 2025.

BNYM will collate all votes properly submitted by ADS holders and submit a vote (to the Company for the purposes of the Annual General Meeting) on behalf of all ADS holders.

What are the requirements to approve the resolutions?

You may cast your vote for or against the Resolution or abstain from voting your shares.

Resolutions 1, 2, 3, 4, 5, and 6 will be proposed as ordinary resolutions and under UK law, assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Resolutions 7, 8 and 9 will be proposed as special resolutions and under UK law, assuming that a quorum is present, a special resolution is passed on a show of hands if it is approved by a majority of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by holders representing a majority of not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

8

What are the voting recommendations of our Board regarding the resolution?

The following table summarizes the items that will be brought for a vote of our shareholders at the Annual General Meeting, along with the Board’s voting recommendations.

Resolution	Description of Resolution	Board’s Recommendation
1.	THAT the Company’s annual report and audited financial statements for the year ended December 31, 2024 (the “2024 U.K. Annual Report”) are received.	FOR

Resolution	Description of Resolution	Board’s Recommendation
2.	THAT the Directors’ Remuneration Report for the year ended December 31, 2024, which is set forth in the 2024 U.K. Annual Report is received.	FOR

Resolution	Description of Resolution	Board’s Recommendation
3.	THAT Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, are re-appointed to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.	FOR

Resolution	Description of Resolution	Board’s Recommendation
4.	THAT the Audit Committee is authorized to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2025.	FOR

Resolution	Description of Resolution	Board’s Recommendation
5.	THAT each of the ordinary shares of £0.0001 each in the capital of the Company be and are hereby subdivided and reclassified into 1 ordinary share of £0.000001 and 1 B deferred share (B Deferred Share) of £0.000099 each in the capital of the Company such B Deferred Shares to have the rights set out in the new article 7B referred to Resolution 8.	FOR

9

Resolution	Description of Resolution	Board’s Recommendation
6.	THAT, in accordance with section 551 of the Companies Act 2006 (Act), the directors of the Company or a duly authorised committee of the directors be generally and unconditionally authorised to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £200,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Act and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.	FOR

7.	THAT, conditional upon Resolution 6 being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 6 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.	FOR

10

Resolution	Description of Resolution	Board’s Recommendation
8.	THAT, subject to and conditional upon the passing of Resolution 5, the Articles of Association of the Company be amended by the insertion of a new Article 7B immediately after Article 7A, as follows:	FOR

“7B. B Deferred Shares

The B Deferred Shares of £0.000099 each in the capital of the Company (B Deferred Shares) shall have the rights, and shall be subject to the restrictions, set out in this Article 7B (a) to (d) below (inclusive):

(a)	A B Deferred Share:

	(i)	does not entitle its holder to receive any dividend or other distribution;

	(ii)	does not entitle its holder to receive a share certificate in respect of the relevant shareholding;

	(iii)	does not entitle its holder to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;

	(iv)	entitles its holder on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each Ordinary Share;

	(v)	does not entitle its holder to any further participation in the capital, profits or assets of the Company. The B Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

(b)	The Company may at its option and is irrevocably authorised at any time after the creation of the B Deferred Shares to:

	(i)	appoint any person to act on behalf of any or all holder(s) of a B Deferred Share(s), without obtaining the sanction of the holder(s), to transfer any or all of such shares held by such holder(s) for nil consideration to any person appointed by the directors of the Company;

11

	(ii)	without obtaining the sanction of the holder(s), but subject to the Companies Act 2006 and uncertificated securities rules:

(A) purchase any or all of the B Deferred Shares then in issue and to appoint any person to act on behalf of all holders of B Deferred Shares to transfer and to execute a contract of sale and a transfer of all the B Deferred Shares to the Company for an aggregate consideration of one penny payable to one of the holders of B Deferred Shares to be selected by lot (who shall not be required to account to the holders of the other B Deferred Shares in respect of such consideration); and

(B) cancel any B Deferred Share without making any payment to the holder.

(c)	Any offer by the Company to purchase the B Deferred Shares may be made by the Directors of the Company depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the B Deferred Shares.

(d)	The rights attaching to the B Deferred Shares shall not be, or be deemed to be, varied, abrogated, or altered by:

	(i)	the creation or issue of any shares ranking in pari passu with, the B Deferred Shares;

	(ii)	the Company reducing its share capital or share premium account;

	(iii)	the cancellation of any B Deferred Share without any payment to the holder thereof; or

	(iv)	the redemption or purchase of any share, whether a B Deferred Share or otherwise, not by the passing by the member of the Company or any class of members of any resolution, whether in connection with any of the foregoing or for any other purpose, and accordingly no consent thereto or sanction thereof by the holders of the B Deferred Shares, or any of them, shall be required.”

9.	THAT, subject to and conditional upon the passing of Resolutions 5 and 8, the Company be authorised for the purposes of section 694 of the Companies Act 2006 to make one or more off market purchases (as defined in section 693(2) of the Companies Act 2006) of its B Deferred Shares of £0.000099 each in accordance with the terms of the Articles of Association of the Company, as amended in accordance with Resolution 8 above; such power to apply until five years after the date on which this Resolution is passed.	FOR

12

What constitutes a quorum?

Under our current Articles of Association, a quorum will be present if two shareholders of the Company entitled to vote are present in person or represented by proxy at the Annual General Meeting.

ADS holders are the beneficial owners of the Ordinary shares underlying their respective ADSs and therefore BNYM (as the Company’s depositary) shall attend the Annual General Meeting (either in person or by proxy) in order to vote the underlying Ordinary shares on behalf of the ADS holders in accordance with the ADS voting instructions cards received from ADS holders.

If you are an Ordinary shareholder of record, your shares will be counted towards the quorum only if you are present in person or represented by proxy at the Meeting. A member represented by a proxy at the Meeting will be counted towards the quorum requirement even where the proxy abstains from voting. If a form of proxy does not instruct the proxy how to vote, the proxy may vote as he or she sees fit or abstain in relation to any business of the Meeting, but the member represented by that proxy at the Annual General Meeting will be counted towards the quorum requirement.

If there is no quorum under our current Articles of Association, the Annual General Meeting will stand adjourned to such time, date and place as may be fixed by the chairperson of the Meeting (being not less than 10 clear days after the date of the original meeting). Under our current Articles of Association, if a quorum is not present at the adjourned meeting, one person entitled to vote on the business to be transacted, being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder, shall be a quorum and any notice of an adjourned meeting shall state this. If such quorum is not present at the adjourned meeting within 15 minutes from the time appointed for holding the Annual General Meeting (or such longer interval as the chairman in his/her absolute discretion thinks fit), the Annual General Meeting shall be dissolved.

How do I vote my ADSs?

If you held ADSs through a brokerage firm, bank or nominee on August 1, 2025, the materials for ADS holders, including the ADS voting instructions card, will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions.

Please note that ADS voting instructions cards submitted by ADS holders must be received by BNYM (as depositary for the Company’s ADS program) no later than 12:00 Eastern Standard Time on August 25, 2025.

BNYM will collate all votes properly submitted by ADS holders and, provided they are received in time and in compliance with the ADS voting instructions, vote the Ordinary shares underlying the ADSs as instructed by you in accordance with your ADS voting instructions card.

How do I vote my shares?

If you are an ordinary “shareholder of record”, you may appoint a proxy to vote on your behalf by completing and signing the form of proxy and returning it in the envelope provided. All proxies must be lodged with Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR, marked for the attention of the Company Secretary by no later than 2:00 p.m. British Summer Time on August 27, 2025.

You are encouraged to appoint the Chair of the Annual General Meeting as your proxy. If you properly give instructions as to your proxy appointment by executing and returning a form of proxy and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

If your Ordinary shares are held in an account at a brokerage firm, bank or similar organization, you should follow directions provided by your broker, bank or other nominee.

13

How will my ADSs or my shares be voted if I do not specify how they should be voted?

For ADS holders, if you have not returned your ADS voting instructions card in compliance with the ADS voting instructions, or if you have failed to indicate how you would like your ADSs to be voted, BNYM shall not vote or attempt to exercise the right to vote attaching to your deposited Ordinary shares. BNYM may only vote or attempt to exercise the right to vote attaching to your deposited shares in accordance with the ADS voting instructions card submitted by you.

For Ordinary shareholders of record, if you sign and send your form of proxy but do not indicate how you want your shares to be voted, your shares may be voted by the person that you appoint as your proxy as he or she sees fit or such person may abstain in relation to any business of the Annual General Meeting.

Can I change my vote or revoke a proxy?

A registered holder of Ordinary shares can revoke his or her proxy not less than 48 hours (not including non-business days) before the time fixed for the Annual General Meeting in several ways by:

(1)	Mailing a revised form of proxy dated later than the prior form of proxy; or

(2)	notifying the Company Secretary, in writing that you are revoking your proxy. Your revocation must be received at our registered office before the Annual General Meeting to be effective.

A shareholder would also be able to revoke his or her proxy by voting in person at the Annual General Meeting.

If your Ordinary shares are held in an account at a brokerage firm, bank or similar organization, you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by your broker, bank or other nominee validly appointing you as proxy to attend at the Annual General Meeting.

Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are an Ordinary shareholder of record, you can return your executed form of proxy to Computershare for tabulation (see instructions on the form of proxy). If you hold your Ordinary shares through a broker, your broker will return the form of proxy to Computershare.

If you are a holder of record of ADSs, you can return your executed ADS voting instruction card to BNYM for tabulation. If you hold your ADSs through a broker, bank or other organization, that organization can return the voting instruction card to BNYM following your instruction. BNYM will submit your votes to Computershare for tabulation.

How are votes counted?

Votes will be counted by Computershare, who will separately count “for” and “against” votes, and “votes withheld” or abstentions. A “vote withheld” or abstention will not be counted in the calculation of the votes “for” and “against” a resolution.

How many votes do I have?

On a show of hands, each Ordinary shareholder of record present in person, and each duly authorized representative present in person of a shareholder that is a corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote, but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each shareholder present in person or by proxy or, in the case of a corporation, by a duly authorized representative has one vote for each Ordinary share held by the shareholder.

The holders of ADSs are entitled to four thousand votes per ADS on all matters that are subject to shareholder vote. If you are an ADS holder and have submitted your ADS voting instructions card in time and in compliance with the ADS voting instructions, BNYM will attend the Annual General Meeting (either in person or by appointing a proxy) and vote the Ordinary shares underlying your ADSs as directed by you in accordance with your ADS voting instructions card.

14

How do you solicit proxies?

At our discretion, we may engage a proxy solicitation firm to assist us with the solicitation process, for which we will bear the costs of any such engagement. The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts. We also reimburse BNYM for their expenses in sending materials, including ADS voting instruction cards, to ADS holders of record.

What do I do if I receive more than one notice or form of proxy?

If you hold your Ordinary shares or your ADSs in more than one account, you will receive a form of proxy or an ADS voting instruction card (as applicable) for each account. To ensure that all of your shares or ADSs are voted, please sign, date and return all proxy forms or ADS voting instruction cards (as applicable). Please be sure to vote all of your shares or ADSs.

What is Computershare’s role?

Computershare is our registrar and has been engaged to tabulate shareholder votes in connection with the Annual General Meeting. All communications concerning Ordinary shareholder of record accounts, including address changes, name changes, Ordinary share transfer requirements and similar issues can be handled by contacting Computershare by telephone or by writing to Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom.

What is Bank of New York Mellon’s role?

Bank of New York Mellon serves as our ADS depositary bank.

How can I find out the results of the voting at the Annual General Meeting?

Voting results will be announced by the filing of a current report on Form 6-K with the Securities and Exchange Commission (the “SEC”) within four business days after the Annual General Meeting. If final voting results are unavailable at that time, we will file with the SEC an amended current report on Form 6-K within four business days of the day the final results are available. The results of any polls taken on the resolutions at the Annual General Meeting and any other information required by the U.K. Companies Act 2006 will be made available on our website (www.tcbiopharm.com).

15

RESOLUTION 1

To receive the Company’s annual report and audited financial statements for the year ended December 31, 2024 (the “2024 U.K. Annual Report”).

At the AGM, in accordance with the Companies Act, our board of directors is required to present our 2024 U.K. Annual Report, which includes the audited portion of the directors’ annual report on remuneration, to the shareholders at the AGM. We will provide our shareholders with an opportunity to raise questions in relation to the 2024 U.K. Annual Report at the AGM. In accordance with best practice, we are proposing an ordinary resolution to receive and adopt the 2024 U.K. Annual Report.

The 2024 U.K. Annual Report may be found on our website at https://ir.TcBiopharm.com/financials-filings/annual-reports.

Board Recommendation

The Board of Directors recommends a vote FOR the resolution to receive and adopt our 2024 U.K. annual report.

16

RESOLUTION 2

To receive and approve the Directors’ Remuneration Report for the year ended 31 December 2024, which is set forth in the 2024 U.K. Annual Report

The Companies Act requires that our directors’ remuneration report, as set forth on pages 19 to 30 of the 2024 U.K. Annual Report, be subject to an annual advisory vote. Accordingly, we are asking shareholders to approve, on an advisory basis, the directors’ remuneration report.

Our board of directors considers that appropriate remuneration of directors plays a vital part in helping to achieve our overall objectives. We encourage shareholders to read the directors’ remuneration report. The board of directors and the remuneration committee believe that the policies and procedures as articulated in the directors’ remuneration report are effective and that as a result of these policies and procedures we have and will continue to have high-quality directors. Our U.K. statutory auditors for the year ended 31 December 2024, Ecovis Wingrave Yeats LLP, have audited those parts of the directors’ remuneration report that are required to be audited. Our board of directors has approved and signed the report in accordance with Scottish law.

This vote is advisory and non-binding and the directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to directors will not have to be repaid, reduced or withheld in the event that the resolution is not passed. Although non-binding, our board of directors and remuneration committee will review and consider the voting results when making future decisions regarding our director remuneration program. Following the AGM, and as required under Scottish law, the directors’ annual report on remuneration will be delivered to the U.K. Registrar of Companies.

Board Recommendation

The Board of Directors recommends a vote FOR the resolution to receive and approve, on an advisory basis, the Directors’ Remuneration Report for the year ended 31 December 2024.

17

RESOLUTION 3

To re-appoint Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

The statutory auditor of a Scottish-incorporated company is responsible for conducting the statutory audit of such company’s U.K. statutory accounts in accordance with the U.K. Companies Act.

Under the U.K. Companies Act, our U.K. statutory auditor must be appointed at each meeting at which the U.K. Annual Report and Accounts are presented to shareholders. Our current U.K. statutory auditor is Ecovis Wingrave Yeats LLP and our audit committee has approved their re-appointment to serve as our U.K. statutory auditor for 2025. We are asking shareholders to approve the re-appointment of Ecovis Wingrave Yeats LLP to hold office from the conclusion of the Annual Meeting until the conclusion of the next general meeting of shareholders at which the U.K. Annual Report and Accounts are presented to shareholders.

If the re-appointment Ecovis Wingrave Yeats LLP as our U.K. statutory auditor is not approved at the Annual Meeting, the board of directors may appoint an auditor to fill the vacancy. A representative of Ecovis Wingrave Yeats LLP will not be present at the AGM.

Principal Accounting Fees and Services

The following table represents aggregate fees billed to the Company for the fiscal years ended 31 December 2024 and 2023 by Ecovis Wingrave Yeats LLP, one of the Company’s principal accountants.

	Fiscal Year Ended December,
	2024	2023

Audit Fees	£49,450	£46,000
Audit-Related Fees
Tax Fees
	49,450	46,000
All Other Fees

Total Fees	£49,450	£46,000

Audit fees consist of fees billed for professional services provided in connection with the audit of our annual financial statements and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filings.

All fees described above were pre-approved by the Audit Committee.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Ecovis Wingrave Yeats LLP as our U.K. statutory auditor to hold officer until ethe conclusion of the next general meeting of shareholders at which the U.K. annual report and accounts are presented to shareholders.

18

RESOLUTION 4

AUTHORIZATION FOR THE AUDIT COMMITTEE TO DETERMINE THE U.K. STATUTORY AUDITORS’ REMUNERATION FOR THE YEAR ENDING 31 DECEMBER 2025

Under the U.K. Companies Act, the remuneration of our U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting.

We are asking our shareholders to authorize our board of directors to determine the remuneration of Ecovis in its capacity as our U.K. statutory auditor under the U.K. Companies Act in accordance with applicable law.

Board Recommendation

The Board of Directors recommends a vote FOR authorisation of our audit committee to determine our U.K. statutory auditors’ remuneration for the year ending 31 December 2025.

RESOLUTION 5

AUTHORISATION TO SUBDIVIDE AND RECLASSIFY EACH EXISTING ORDINARY SHARE OF £0.0001 EACH INTO ONE NEW ORDINARY SHARE OF £0.000001 EACH AND ONE NEW B DEFERRED SHARE OF £0.000099 EACH.

Ordinary Resolution 5, if passed, would have the effect of subdividing and reclassifying each existing ordinary share of £0.0001 each into (a) one new ordinary share, each with a nominal value of £0.000001, and (b) 1 new B Deferred Share, each with a nominal value of £0.000099 and with the rights set out in the new article 7B referred to Resolution 8. The principle objective of this resolution is to maintain the nominal value of the issued share capital of the Company whilst effecting a reduction in the nominal value of each ordinary share from £0.0001 per ordinary share to £0.000001 per ordinary share. The B Deferred Shares that are created to maintain the aggregate nominal value of the issued share capital have no practical value or significance (please refer to the limited rights of each B Deferred Share under resolution 8 below)

Board Recommendation

The Board of Directors recommends a vote FOR the reclassification and subdivision of each ordinary share of £0.0001 per share into one ordinary share of £0.000001 per ordinary share (and 1 B Deferred Share) since the consequent reduction in the nominal value of each ordinary share will allow the Company to issue its ADS at a price per ADS (each ADS reflecting four thousand ordinary shares) which is consistent with the range at which its ADS have recently traded, recognising that under UK Company Law it is not possible to issue a new ordinary share at less than its nominal value and that one ADS is reflected by four thousand ordinary shares. Resolution 5 is therefore necessary to allow the Company flexibility in pricing any future issuances of its ADS.

19

RESOLUTION 6

AUTHORISATION TO ALLOT SHARES IN THE COMPANY, OR

GRANT RIGHTS TO SUBSCRIBE FOR, OR

TO CONVERT ANY SECURITY INTO SHARES IN THE COMPANY

Ordinary Resolution 6, if passed, would authorise the directors of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £200,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in a general meeting) five years after the date on which Resolution 6 is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Companies Act 2006 (Act) and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

Board Recommendation

The Board of Directors recommends a vote FOR Resolution 6 to approve the Allotment of Shares, which is required to enable the directors to issue additional capital to support the ongoing business of the Company, whether to raise working capital or otherwise, since the existing authorities are not considered to be adequate for the future capital requirements of the Company

RESOLUTION 7

AUTHORISATION TO ALLOT EQUITY SECURITIES FOR CASH AND DISAPPLY PRE-EMPTION RIGHTS

Special resolution 7, if passed (and conditional upon Resolution 6 above also being passed), would grant the directors of the Company, or any duly authorised committee of the directors, the power pursuant to section 570 of the Act. in addition to all existing powers to disapply pre-emption rights, to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 6, as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the allotment of equity securities for cash and the disapplication of pre-emption rights. The board considers that the disapplication of pre-emption rights is normal and appropriate for a publicly listed company and is needed to support the ongoing strategy of the Company.

20

RESOLUTION 8

AMMENDMENT OF THE ARTICLES OF ASSOCIATION TO DESCRIBE THE RIGHTS ATTACHING TO THE NEW CLASS OF B DEFERRED SHARES

Special resolution 8, if passed (and conditional upon Resolution 5 above also being passed), would amend the Articles of Association of the Company to incorporate therein the proposed rights of the new class of B Deferred Shares. The creation of the B Deferred Shares is an essential part of Resolution 5 (to subdivide and reclassify the existing ordinary shares) and the proposed rights of the B Deferred Shares are described in detail in the Notice of Annual General Meeting under Resolution 8.

Board Recommendation

The Board of Directors recommends a vote FOR the alteration of the Articles of Association to incorporate the proposed rights of the B Deferred Shares as (a) the proposed rights are of no practical value or significance and (b) the creation of the B deferred shares is an essential step in the subdivision and reclassification of the ordinary shares which the Board of Directors has recommended for reasons set out under Resolution 5, above.

RESOLUTION 9

AUTHORITY TO MAKE OFF MARKET PURCHASES OF B DEFERRED SHARES

Special resolution 9, if passed (and conditional upon Resolution 5 and 8 above also being passed), would authorise the Company to make off market purchases of the B Deferred Shares referred to in Resolution 5 as envisaged in the proposed amendment to the Articles of Association, referred to in Resolution 8, which sets out the rights attaching to the B Deferred Shares described in Resolution 8.

Board Recommendation

The Board of Directors recommends a vote FOR the granting of authority to make off market purchases of the proposed B Deferred Shares as this authority is an integral part of the proposed rights of the proposed B Deferred Shares which, in turn, are an essential step in the subdivision and reclassification of the ordinary shares, which the Board of Directors has recommended for reasons set out under Resolution 5, above. This resolution allows the Board of Directors to effect a buyback and cancellation of the B Deferred Shares in the future.

21

DELIVERY OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of proxy materials addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of our documents, including our proxy statement, may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of any document to you upon written or oral request to the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR, marked for the attention of the Company Secretary. If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

EACH ADS HOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ADS VOTING INSTRUCTION CARD TO THE BANK OF NEW YORK MELLON CORPORATION, THE DEPOSITARY FOR THE ADSs.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED FORM OF PROXY.

ADDITIONAL INFORMATION

Shareholders’ Rights to Call a General Meeting

Our shareholders have the right to call a meeting of our shareholders. The U.K. Companies Act 2006 generally requires the directors to call a general meeting once we have received requests to do so from shareholders representing at least 5% of our paid- up shares entitled to vote at a general meeting. The Act prohibits shareholders of a U.K. public limited company from passing written resolutions. However, significant shareholders would, in any case, still have the power to call a general meeting and propose resolutions. These provisions are mandatory under the U.K. Companies Act 2006 and cannot be waived by our shareholders.

Questions?

If you have any questions or need more information about the General Meeting, please write to us at:

Computershare Company Secretarial Services Limited

Company Secretary

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

22